LOOKSMART, LTD.

50 California Street, 16th Floor

San Francisco, CA 94111

May 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	LookSmart, Ltd. – Registration Statement on Form 10-12(g), Registration No. 000-26357

Ladies and Gentlemen:

LookSmart, Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 10-12(g) (File No. 000-26357), together with all exhibits thereto, initially filed on April 23, 2015 (the “Registration Statement”).

The Company’s wholly owned subsidiary, LookSmart Group, Inc. has refiled the Form 10-12(g). The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact Jay Kaplowitz or Marc J. Adesso at Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, New York, 10006, facsimile number (212) 930-9700.

Sincerely, LOOKSMART, LTD.

/s/ Michael Onghai
Michael Onghai, Chief Executive Officer